November 30, 2004

Mail Stop 04-09

VIA U.S. MAIL AND FAX (202) 715-7956

Mr. Carl D. Mautz
Chief Financial Officer
Watson Wyatt & Company Holdings
1717 H Street NW
Washington, DC 20006

RE:	Watson Wyatt & Company Holdings
	File No.  1-16159
Form 10-K for the year ended June 30, 2004
Form 10-Q for the quarterly period ended September 30, 2004

Dear Mr. Mautz:

We have reviewed your response letter dated November 19, 2004 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies
1. Please expand your disclosure in future filings to include the information provided in response to prior comment 6.

Note 4 - Investments in Affiliates
2. Related to prior comment 10, in Note 1 on page 50 you state, "FIN 46(R) requires that certain variable interest entities be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk". The staff notes that the second part of this statement refers to how a variable interest entity is defined, not whether it should be consolidated. Also, in the same paragraph, you state, "The Company does not have a controlling financial interest in entities it determined to be variable interest entities, and as a result, the Company is not the primary beneficiary". The staff notes that a controlling financial interest is not required to be the primary beneficiary. Reference is made to paragraph 14 of FIN 46(R). Please revise the disclosure as necessary.
3. Please expand your disclosure in future filings to include the information provided in response to prior comment 11.

Note 13 - Segment Information
4. Related to prior comment 16, please revise your presentation and disclosure in future filings to more accurately describe this reconciling item. Reference is made to paragraph 32 of SFAS 131.

Note 14 - Commitments and Contingent Liabilities
5. Related to prior comment 17, please expand your disclosure in future filings to include this information. Specifically, you should indicate that you are unable to reasonably estimate the possible loss or range of possible losses. Reference is made to paragraph 10 of SFAS 5.

Note 16 - Discontinued Operations
6. Related to prior comments 19 and 20, explain to us why you are receiving positive cash flow from sub-leases when you have no direct cash obligation.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 824-5539 or me at (202) 942-1960.



Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant


Watson Wyatt & Company Holdings
November 30, 2004
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